Curaleaf Holdings, Inc. Investor Relations CURALEAF ANNOUNCES CLOSING OF $500 MILLION PRIVATE PLACEMENT OF 11.5% SENIOR SECURED NOTES DUE 2029 STAMFORD, Conn., Feb. 19, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that it has closed the previously announced private placement (the "Offering") of US$500 million aggregate principal amount of 11.5% senior secured notes due February 18, 2029 (the "Notes") and the redemption of its previously outstanding US$475 million senior secured notes due December 15, 2026. The Company intends to use the net proceeds of the Offering to provide incremental capital to support global growth initiatives, and to pay transaction fees and expenses. The non-dilutive Notes, which were issued at 100% of face value, are senior secured obligations of the Company, payable semi-annually in equal installments until the maturity date, unless earlier redeemed or purchased. The Notes are governed by a trust indenture supplemented on closing of the Offering which permits additional note issuances subject to leverage covenants and other terms and conditions, as well as up to US$100 million of senior bank financing. "The successful closing of this landmark private placement delivers a powerful endorsement of Curaleaf's strategy and long- term vision. I am exceptionally proud of our team for delivering the largest bond offering completed in the cannabis sector – broadening the universe of institutional investors and reinforcing Curaleaf's leadership position in the industry," said Boris Jordan, Chairman and CEO of Curaleaf. "With an extended runway into 2029 and enhanced capital flexibility, we are well positioned to accelerate our global expansion and capture key strategic opportunities across the international cannabis market. The renewed institutional demand we are seeing marks a pivotal inflection point for the sector and signals the emergence of a new era of confidence, credibility, and long-term growth for the global cannabis industry." The Notes were offered on a private placement basis in certain provinces and territories of Canada pursuant to applicable exemptions from the prospectus requirements of Canadian securities laws. The Notes were also sold in the United States to or for the account or benefit of "U.S. persons" (as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), on a private placement basis to "qualified institutional buyers" and "accredited investors" pursuant to an exemption from the registration requirements of the U.S. Securities Act. The Notes issued are subject to a customary four- month hold period under Canadian securities laws. Seaport Global Securities, LLC acted as lead placement agent and ATB Cormark Capital Markets (the "Agents") was co- placement agent for the Notes in the United States and Canada, respectively. No securities regulatory authority has either approved or disapproved of the contents of this news release. The Notes have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Notes were not offered or sold within the United States or to or for the account or benefit of "U.S. persons" unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR Investor Relations Website: https://ir.curaleaf.com/ Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the intended use of the net proceeds from the Offering. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 3, 2025, which is available under the Company's SEDAR+ profile at http://www.sedarplus.ca, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-02-19-CURALEAF-ANNOUNCES-CLOSING-OF-500-MILLION-PRIVATE-PLACEMENT-OF-11-5- SENIOR-SECURED-NOTES-DUE-2029